Exhibit 99.1

Ambipar Emergency Response Announces Management Reorganization

São Paulo, Brazil – May 23, 2024 – Ambipar Emergency Response (NYSE American: AMBI) (“Ambipar Response” or the “Company”) is pleased to announce a change in management, effective as of today.

Mr. Pedro Borges Petersen, previously serving as the Chief Financial Officer at Ambipar Response, has stepped down from his position and will become Chief Strategy Officer and IR for Ambipar Participações e Empreendimentos, the controlling shareholder of Ambipar Response.

Concurrently, Mr. Fabio Castro has been appointed as the new Chief Financial Officer of Ambipar Response. Mr. Castro was Investor Relations Officer for Ambipar Participações e Empreendimentos, in 2021 and starting again in December 2023 and has more than 15 years of experience in finance and investor relations roles at various companies across the logistics, rent a car and travel agency segments.

About Ambipar Emergency Response

Ambipar Response specializes in environmental services, and operates in four main business units: emergency response, marine response, industrial response and environmental response. The Company is present in 40 countries across all six continents, providing standardized services across all regions.

The Company was founded in 1995 by Tercio Borlenghi Jr.

For more information, visit ambipar.com and http://ir-response.ambipar.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date they first issued and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ambipar Response’s control.

Ambipar Response’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors described in "Item 3.D--Key Information--Risk Factors" of Ambipar Response's annual report on Form 20-F for the year ended December 31, 2023 and other public filings it makes with the Securities and Exchange Commission. Ambipar Response does not undertake any obligation to update or revise any forward-looking statements to reflect any change in its expectations with respect to such statements or any changes in events, conditions or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Investor Relations Contact:

Email: ir.response@ambipar.com